Exhibit 99.2

THIS PROXY IS SOLICITED ON BEHALF OF
THE BOARD OF DIRECTORS OF SUNRISE NEW ENERGY CO., LTD.
FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON FEBRUARY 10, 2025

The undersigned shareholder of Sunrise New Energy Co., Ltd., a Cayman Islands company (the “Company”), hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders (the “Meeting”) and the Proxy Statement, each dated January 13, 2025, and hereby appoints ____________________________________ of _______________________________ or, if no person is otherwise specified, the chairman of the Meeting, as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held at 10:00 a.m. Eastern Time, on February 10, 2025, at Room 703, West Zone, R&D Building, Zibo Science and Technology Industrial Entrepreneurship Park, No. 69 Sanying Road, Zhangdian District, Zibo City, Shandong Province, China, with the ability given to shareholders to attend virtually at http://www.virtualshareholdermeeting.com/SDH2025, and to vote all shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy, upon such other business as may properly come before the Meeting, all as set forth in the Notice of the Meeting and in the Proxy Statement.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR the following proposals:

1.      to amend and restate the Company’s current amended and restated articles of association;

2.      to re-elect Mr. Haiping Hu as a director of the Company;

3.      to re-elect Ms. Chao Liu as a director of the Company;

4.      to re-elect Mr. Xiang Luo as a director of the Company;

5.      to re-elect Dr. Jian Pei as a director of the Company;

6.      to re-elect Mr. Xin Zhang as a director of the Company; and

7.      to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

This proxy should be marked, dated, and signed by the shareholder exactly as his or her name appears on the share certificate and be returned promptly in the enclosed envelope to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. For the proxy to be valid, the duly completed and signed form of proxy must be received not less than 48 hours before the scheduled commencement of the Meeting or any adjournment of the Meeting. Any person signing in a fiduciary capacity should so indicate. If shares are held by joint tenants or as community property, both shareholders should sign.

Please date, sign, and mail this proxy card back as soon as possible.

DETACH PROXY CARD HERE

Mark, sign, date and return this Proxy Card promptly using the enclosed envelope. Capitalized terms not otherwise defined in these resolutions have the meaning given to them in the Company’s current amended and restated articles of association.

This Proxy Card must be received not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof.	Votes must be indicated (x) in Black or Blue ink.
		FOR	AGAINST	ABSTAIN
PROPOSAL NO. 1:

It is resolved as a Special Resolution that the Company adopt amended and restated articles of association, in the form contained in the Proxy Statement, in substitution for, and to the exclusion of, the Company’s current amended and restated articles of association to, among other things, remove the requirement for the Company to hold annual general meetings, remove the provision that the office of an appointed director expires at the next following annual general meeting, remove the requirements to provide certain financial information to shareholders, and make other consequential and administrative updates.

		☐	☐	☐
PROPOSAL NO. 2:	It is resolved as an Ordinary Resolution that Haiping Hu be re-elected as a director of the Company to hold office in accordance with the Company’s articles of association.	☐	☐	☐
PROPOSAL NO. 3:	It is resolved as an Ordinary Resolution that Chao Liu be re-elected as a director of the Company to hold office in accordance with the Company’s articles of association.	☐	☐	☐
PROPOSAL NO. 4:	It is resolved as an Ordinary Resolution that Xiang Luo be re-elected as a director of the Company to hold office in accordance with the Company’s articles of association.	☐	☐	☐
PROPOSAL NO. 5:	It is resolved as an Ordinary Resolution that Jian Pei be re-elected as a director of the Company to hold office in accordance with the Company’s articles of association.	☐	☐	☐
PROPOSAL NO. 6:	It is resolved as an Ordinary Resolution that Xin Zhang be re-elected as a director of the Company to hold office in accordance with the Company’s articles of association.	☐	☐	☐
PROPOSAL NO. 7:

It is resolved as an Ordinary Resolution to adjourn the Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

		☐	☐	☐

This Proxy Card must be signed by the person registered in the register of members and received by the Company not less than 48 hours before the scheduled commencement of the annual general meeting or any adjournment thereof. In the case of a shareholder that is not a natural person, this Proxy Card must be executed by a duly authorized officer or attorney of such entity.

Share owner signs here	Co-owner signs here
Date: